UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                  (Amendment 3)

                          Mexico Equity and Income Fund
                 ---------------------------------------
                                 NAME OF ISSUER:

                         Common Stock ($0.001 Par Value)
                 ---------------------------------------
                          TITLE OF CLASS OF SECURITIES

                                  592834105
                 ---------------------------------------
                                  CUSIP NUMBER


                                December 29, 2003
                 ---------------------------------------
         (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:




                  [ X ]    Rule 13d-1(b)

                  [   ]    Rule 13d-1(c)

                  [   ]    Rule 13d-1(d)


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1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         Deutsche Bank AG*

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)     [ ]
         (B)     [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Federal Republic of Germany

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     359,650**
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  359,650
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     359,650

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
             [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         14.54%

12. TYPE OF REPORTING PERSON

         HC, CO, BK


----------

*In accordance with Securities Exchange Act Release No. 39538 (January 12,
1998), this filing reflects the securities beneficially owned by the Corporate and Investment Banking business group and the Corporate Investments business group (collectively, "CIB") of Deutsche Bank AG and its subsidiaries and affiliates(collectively, "DBAG"). This filing does not reflect securities, if any, beneficially owned by any other business group of DBAG. Consistent with Rule 13d-4 under the Securities Exchange Act of 1934 ("Act"), this filing shall not be construed as an admission that CIB is, for purposes of Section 13(d) under the Act, the beneficial ownerof any securities covered by the filing. Furthermore, CIB disclaims beneficial ownership of the securities beneficiallyowned by (i) any client accounts with respect to which CIB or its employees have voting or investment discretion,or both, and (ii) certain investment entities, of which CIB is the general partner, managing general partner,or other manager, to the extent interests in such entities are held by persons other than CIB.

**This information identifying the beneficial ownership position of the Reporting Person is accurate as of the date of this Schedule 13G filing. In addition to providing current beneficial ownership information, this Schedule 13G filing is intended to: (1) Provide beneficial ownership information that was required to be reported in connection with the Reporting Person first obtaining a beneficial ownership position in excess of 10% of the Issuers outstanding Common Stock; and (2) Correct certain inaccurate information contained in the Schedule 13G filing previously submitted by the Reporting Person on January 29, 2003, which filing provided year-end ownership information for 2002.

Both remedial items are being provided in connection with an oversight by the Reporting Person. In particular, a tender offer completed by the Issuer on March 20, 2002, reduced the number of shares of Common Stock outstanding and thus served to increase the Reporting Persons beneficial ownership position. Due to an unintentional and inadvertent oversight, the reduction in shares outstanding was not timely taken into account by the Reporting Person.

To rectify this oversight, the Reporting Person hereby provides the following information: (1) As of February 25, 2003, the Reporting Person beneficially owned 248,250 shares of the Issuers Common Stock, which represented a position of 10.03 % of the Issuers Common Stock; and (2) As of December 31, 2002, the Reporting Person beneficially owned 220,250 shares of the Issuers Common Stock, which represented a position of 8.90 % of the Issuers Common Stock.

1. NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         DB Advisors, L.L.C.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (A)     [ ]
         (B)     [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF         5.       SOLE VOTING POWER
SHARES                     359,650
BENEFICIALLY      6.       SHARED VOTING POWER
OWNED BY                   0
EACH              7.       SOLE DISPOSITIVE POWER
REPORTING                  359,650
PERSON WITH       8.       SHARED DISPOSITIVE POWER
                           0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     359,650

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
    SHARES [ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         14.54%

12. TYPE OF REPORTING PERSON

         IA

Item 1(a).        Name of Issuer:

                  Mexico Equity and Income Fund (the "Issuer").

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is:

                  622 Third Avenue, New York, New York 10017, United States.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG, ("Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of the Reporting Person is:

                           Taunusanlage 12, D-60325
                           Frankfurt am Main
                           Federal Republic of Germany

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common stock, $0.001 par value (Common Stock).


Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Stock is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                 (a) [ ] Broker or dealer registered under section 15 of
                     the Act;

                 (b) [X] Bank as defined in section 3(a)(6) of the Act;
                     Deutsche Bank AG

                 (c) [ ] Insurance Company as defined in section
                     3(a)(19) of the Act;

                 (d) [ ] Investment Company registered under section 8
                     of the Investment Company Act of 1940;

                 (e) [X] An investment adviser in accordance with Rule
                     13d-1(b)(1)(ii)(E); DB Advisors, L.L.C.

                 (f) [ ] An employee benefit plan, or endowment fund in
                     accordance with Rule 13d-1 (b)(1)(ii)(F);

                 (g) [ X ] parent holding company or control person in
                     accordance with Rule 13d-1 (b)(1)(ii)(G);

                        Deutsche Bank AG

                 (h) [ ] A savings association as defined in section
                     3(b) of the Federal Deposit Insurance Act;

                 (i) [ ] A church plan that is excluded from the
                     definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                 (j) [ ] Group, in accordance with Rule 13d-1
                     (b)(1)(ii)(J).


Item 4.           Ownership.

                 (a) Amount beneficially owned:

                  The Reporting Person owns the amount of the Common Stock as set forth on the cover page.

                 (b) Percent of class:

                     The Reporting Person owns the percentage of the Common Stock as set forth on the cover page.

                 (c) Number of shares as to which such person has:

                     (i) sole power to vote or to direct the vote:

                     The Reporting Person has the sole power to vote or direct the vote of the Common Stock as set forth on the cover page.


                     (ii) shared power to vote or to direct the vote:

                     The Reporting Person has the shared power to vote or direct the vote of the Common Stock as set forth on the cover page.

                     (iii) sole power to dispose or to direct the disposition of:

                     The Reporting Person has the sole power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

                     (iv) shared power to dispose or to direct the disposition of:

                     The Reporting Person has the shared power to dispose or direct the disposition of the Common Stock as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Subsidiary                         Item 3 Classification
                  --------------------------------------------------------
                  DB Advisors, L.L.C                 Investment Advisor


Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: 12/29/03


                                                DEUTSCHE BANK AG


                                                By: /s/ Jeffrey A. Ruiz
                                                Name: Jeffrey A. Ruiz
                                                Title: Vice President

                                     SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/29/03



                                 DB Advisors, L.L.C.


                                 By: /s/ Jeffrey A. Ruiz
                                 Name: Jeffrey A. Ruiz
                                 Title: Vice President